UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*

                             CPB Inc.
                        (Name of Issuer)

                  Common Stock, $5.00 par value
                 (Title of Class of Securities)

                          125903 10 4
                         (CUSIP Number)

                           Neal Kanda
                              CPB Inc.
          220 S. King Street, Honolulu, Hawaii   96813
                         (808) 544-0600
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)



Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                            SCHEDULE 13G


CUSIP No.  125903 10 4


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Committee of the Employee Stock Ownership Plan of Central Pacific Bank

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [x]
                                                          (b) [ ]
          The Employee Stock Ownership Plan of Central Pacific Bank provides that a Committee shall be appointed and act on behalf of the Corporation. The appointed Committee consists of five (5) members.

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Not applicable.

               5    SOLE VOTING POWER:
NUMBER OR           20,604
SHARES
BENEFICIALLY   6    SHARED VOTING POWER:
OWNED BY            0
EACH
REPORTING      7    SOLE DISPOSITIVE POWER:
PERSON              522,870
WITH
               8    SHARED DISPOSITIVE POWER:
                    0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:
         522,870

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                     [ ]


11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          9.99%

12        TYPE OF REPORTING PERSON*
          EP

              *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.  INFORMATION REGARDING ISSUER

(a)  Name of Issuer:  CPB Inc.

(b)  Address of issuer's principal executive offices:
     220 South King Street, Honolulu, Hawaii, 96813.

Item 2.  INFORMATION REGARDING PERSON FILING.

(a)  Name:  Committee of the Employee Stock Ownership Plan of
     Central Pacific Bank.

(b)  Address of principal business office:  220 South King
     Street, Honolulu, Hawaii, 96813.

(c)  Citizenship:  Not applicable.

(d) Title of class of securities: Common Stock, $5.00 par value.

(e)  CUSIP No.:  125903 10 4

Item 3.  DESIGNATED SPECIAL PERSON.

(a) [ ] Broker or dealer registered under section 15 of the Act.

(b)  [ ] Bank as defined in section 3(a)(6) of the Act.

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

(d) [ ] Investment company registered under section 8 of the Investment Company Act.

(e) [ ] Investment adviser registered under section 203 of the Investment Advisers Act.

(f) [x] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income
         Security Act of 1974 or endowment fund.

(g)  [ ] Parent holding company.

(h)  [ ] Group.

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Item 4.   OWNERSHIP.

	The information set forth in 5 through 11 on page 2 is incorporated herein by this reference.

     Under the terms of the Employee Stock Ownership Plan of Central Pacific Bank (the "ESOP"), shares of CPB Inc., the parent of Central Pacific Bank (the "Bank"), are held in a separate trust by the Trust Division of Central Pacific Bank, the trustee under the ESOP Trust ("Trustee"), for the exclusive benefit of the participants. The Trustee is the record holder of the Common
Stock held by the ESOP; however, the Committee of the ESOP (the
"ESOP Committee"), which consists of five members, gives the Trustee investment instructions with respect to all of the ESOP assets and voting instructions with respect to those shares held by the ESOP for which the voting rights have not passed through to participants. At February 13, 1995, the Trustee held 20,604 shares of Common Stock in a suspense account as collateral for a loan (the "ESOP Loan"), the proceeds of which were used to fund part of the purchase of 125,000 shares of Common Stock for the ESOP. Upon receipt of future annual contributions from the Bank, the Trustee will make payments on the ESOP Loan and a corresponding amount of shares of Common Stock will be released from the suspense account and allocated to the accounts of the participants. Although the members of the ESOP Committee share among themselves as committee members (i) all of the voting power with respect to the 20,604 shares held in the suspense account and (ii) dispositive power, subject to the terms of the ESOP, over all of the shares held by the ESOP and, therefore, pursuant to the applicable regulations promulgated pursuant to the Securities Exchange Act of 1934, as amended, are technically the beneficial owners of such shares, the actual beneficial owners are the employees who participate in the ESOP. The members of the ESOP Committee, therefore, disclaim beneficial ownership of such shares held in trust which are otherwise attributable to them by virtue of serving on such ESOP Committee.

Item 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:  N/A.

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Item 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF
         OF ANOTHER PERSON:

    The employees of CPB Inc. and Central Pacific Bank who participate in and are the beneficiaries under the Employee Stock Ownership Plan of Central Pacific Bank (the
"ESOP") have the right to have dividends received by the Trustee upon the shares allocated to such participants' accounts credited to such accounts and applied to the purchase of additional shares.

     With respect to the power to direct the receipt of proceeds from the sale of the shares held in trust, to qualify under the Tax Reform Act of 1986, the ESOP provides that any participant who has attained the age of 55 and has completed at least 10 years of "vesting service" shall have the right to direct the diversification of up to 25% of his account's balance. A participant who is at least 60 years of age and has completed at least 10 years of "vesting service" shall be permitted to diversify up to 50% of his account balance.

     In accordance with the terms of the ESOP, when a participant terminates employment with Central Pacific Bank for any reason, he is entitled to a distribution of his vested benefit in the ESOP either in the form of cash or shares of CPB Inc., as such participant elects. Accordingly, if a participant elects to receive cash, such cash may be proceeds from the sale of securities held pursuant to the ESOP.

Item 7.  IDENTIFICATION AND CLASSIFICATION OF THE
         SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
         REPORTED ON BY THE PARENT HOLDING COMPANY:  N/A.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF THE MEMBERS OF
         THE GROUP:  N/A.

Item 9.  NOTICE OF DISSOLUTION OF GROUP:  N/A.

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Item 10.  CERTIFICATION.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 1995.      COMMITTEE OF THE EMPLOYEE STOCK
                                OWNERSHIP PLAN OF CENTRAL
                                PACIFIC BANK



                                By Rita Flynn
                                Plan Administrator